Exhibit 99.1

DHT Holdings, Inc. first quarter 2017 results

HAMILTON, BERMUDA, May 8, 2017 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:
FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	2016	2015
Adjusted Net Revenue[1]	70.7	67.0	50.3	83.2	90.2	290.7	296.3
Adjusted EBITDA	50.6	46.7	29.5	63.7	69.5	209.4	214.8
Net Income/(Loss)	14.3[2]	17.8	(75.7)[2]	35.6	31.5[2]	9.3[2]	105.4[2]
EPS – basic	0.15	0.19	(0.81)	0.38	0.34	0.10	1.13
EPS – diluted[3]	0.15	0.18	(0.81)	0.34	0.30	0.10	1.04
Interest Bearing Debt	674.6	701.5	684.9	613.1	654.4	701.5	662.5
Cash	72.2	109.3[4]	71.5	65.0	77.5	109.3[4]	166.8[4]
Dividend[5]	0.08	0.08	0.02	0.23	0.25	0.58	0.69
Fleet (dwt)[6]	9,503,121	6,725,916	6,392,011	6,392,011	6,556,637	6,087,916	6,556,637
Spot Exposure[7]	58.1%	57.3%	59.9%	56.6%	57.2%	57.8%	50.5%
Unscheduled off hire[7]	0.2%	5.5%	0.84%	0.29%	0.27%	1.8%	0.20%
Scheduled off hire[7]	2.4%	0.9%	5.06%	1.70%	0.00%	1.7%	0.50%

HIGHLIGHTS OF THE QUARTER:

●
Adjusted EBITDA for the quarter of $50.6 million. Net income for the quarter of $14.3 million or $0.15 per basic share. After adjusting for an impairment charge totaling $7.5 million related to the sale of DHT Ann and DHT Phoenix, net income is $21.8 million or $0.23 per basic share.

●
The Company's VLCCs achieved time charter equivalent earnings of $40,100 per day in the first quarter of 2017 of which the Company's VLCCs on time-charter earned $38,800 per day and the Company's VLCCs operating in the spot market achieved $40,900 per day.

●
For the first quarter of 2017, the Company will return $15.1 million to shareholders, equating to 69% of net income adjusted for the $7.5 million impairment charge.  The return of capital is comprised of $5.0 million of buy-back of convertible senior notes and $10.1 million, or $0.08 per share, as cash dividends payable on May 31, 2017 for shareholders of record as of May 22, 2017.

●
In March DHT entered into an agreement with BW Group Limited ("BW") for the acquisition of BW's VLCC fleet. The fleet consists of 11 VLCCs, including two newbuildings due for delivery in 2018.  BW's VLCC fleet has a value of approximately $538 million at prevailing broker valuations.  DHT is financing the acquisition by issuing approximately $256 million of DHT stock to BW at $5.37 per share.  DHT will also pay BW Group $177.4 million in cash and assume approximately $104.2 million in remaining capex related to the two newbuildings.  The cash requirements associated with the purchase will be financed with bank debt.  Following delivery of all vessels and novation of newbuilding contracts, BW will own approximately 33.5% of the company.  DHT has to date taken delivery of 7 of the vessels and novated the two newbuilding contracts. A total of about 31.2 million shares of common stock have been issued to BW to date.  DHT expects the remaining 2 vessels to be delivered during the second quarter.  As a result of the acquisition, DHT will have a fleet with an average age of 6.9 years, consisting of 30 VLCCs (including four newbuildings for delivery in 2018), and two Aframaxes.

●	The Board of Directors of DHT expanded the size of the board by one director and appointed BW's designee, Mr. Carsten Mortensen, CEO of BW Group.

●
In April 2017, the Company entered into a six year term loan and revolving credit facility agreement totaling $300.0 million, of which $74.0 is a revolving credit facility, with ABN Amro, DNB and Nordea for the financing of the cash portion of the acquisition of BW's VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204.0 million is expected to be drawn in connection with the delivery of the nine vessels in the water and the remaining $96.0 million in connection with the delivery of the two newbuildings in the second quarter of 2018.  Borrowings bear interest at a rate equal to Libor + 2.40% and are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.

●	On January 16, 2017 the Company took delivery of the last of its six VLCC newbuildings ordered from HHI in 2013 and 2014. The vessel is named DHT Tiger and is trading in the spot market.

●
In February 2017, we agreed to the sale of DHT Phoenix for a price $19.1 million.  The vessel is expected to be delivered to the buyers in the second quarter of 2017 and is expected to retire from the trading fleet.  The vessel is debt free. We recorded a book loss of about $3.5 million in the first quarter 2017 in connection with the sale.

●
In March 2017, we agreed to the sale of DHT Ann, a 2001 built VLCC, for a price $24.8 million.  The vessel was delivered to the buyers in May 2017 and is expected to retire from the trading fleet.  About $13.3 million of bank debt, which has been recorded as current portion of long term debt as of March 31, 2017, was repaid in connection with the sale. The company recorded a book loss of about $4.0 million in the first quarter 2017 related to the sale.

●
In January 2017 DHT entered into an agreement with HHI for the construction of two VLCCs of 318,000 dwt scheduled for delivery in July and September 2018. The newbuilding contracts will be financed with cash at hand and bank debt.

●
In February 2017, we obtained a financing commitment totaling $82.5 million to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured term credit facility with DNB and Nordea. The credit facility is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term and borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points. Borrowings are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.

●
DHT has a fleet of 30 VLCCs, 26 in the water and four under construction, as well as two Aframaxes. Seven of the VLCCs and the two Aframaxes are on fixed rate time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Net of voyage expenses.
2Q1 2017 includes and impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix. Q3 2016 includes an impairment charge of $76.6 million. Q1 2016 includes an impairment charge of $8.1 million related to the sale of the DHT Target.  2016 includes total impairment charges of $84.7 million. 2015 include a loss of $0.8 million related to the sale of the DHT Trader.
3Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017. The cash balance as of December 31, 2015 includes $50.0 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
5Per common share.
6Q1 2017 includes 11 VLCCs (incl. two newbuildings) acquired from BW Group of which 9 are expected to be delivered in Q2 2017.  Q4 2016 includes three newbuildings totaling 937,900 dwt; one of which was delivered on January 16, 2017 and two scheduled to be delivered in Q3 2018. Q1 and Q2 2016 include three newbuildings totaling 899,700 dwt to be delivered in Q3-Q4 2016. Q4 2015 and 2015 include five newbuildings totaling 1,499,500 dwt to be delivered in 2016.
7As % of total operating days in period.

FIRST QUARTER 2017 FINANCIALS

We reported shipping revenues for the first quarter of 2017 of $92.1 million compared to shipping revenues of $107.6 million in the first quarter of 2016. The change from the 2016 period to the 2017 period was due to lower tanker rates partly offset by an increase in the fleet.

Voyage expenses for the first quarter of 2017 were $21.4 million, compared to voyage expenses of $17.3 million in the first quarter of 2016. The increase was mainly due to more vessels in the spot market in the 2017 period.

Vessel operating expenses for the first quarter of 2017 were $13.9 million, compared to $14.3 million in the first quarter of 2016.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $20.9 million for the first quarter 2017, compared to $20.8 million in the first quarter of 2016.

We recorded an impairment charge of $7.5 million in the first quarter related to the sale of DHT Phoenix and DHT Ann.

General & administrative expense (“G&A”) for the first quarter 2017 was $6.3 million, consisting of $4.3 million cash and $2.0 million non-cash charges, compared to $6.5 million in the first quarter of 2016, consisting of $3.7 million cash and $2.8 million non-cash charges. Cash G&A for the first quarter of 2017 includes $0.8 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2017 were $7.7 million compared to $9.1 million in the first quarter of 2016. The decrease is mainly due to higher fair value gain on derivative financial instruments in the 2017 period.

The Company had net income in the first quarter of 2017 of $14.3 million, or $0.15 per basic share and $0.15 per diluted share, compared to net income of $31.5 million, or $0.34 per basic share and $0.30 per diluted share in the first quarter of 2016. After adjusting for an impairment charge totaling $7.5 million related to the sale of DHT Ann and DHT Phoenix and accounted for as held for sale as of March 31, 2017, net income for the first quarter of 2017 was $21.8 million or $0.23 per basic share and $0.21 per diluted share. The difference between the two periods reflects lower freight rates partly offset by a larger fleet.

Net cash provided by operating activities for the first quarter of 2017 was $41.4 million compared to $58.9 million for the first quarter 2016. The decrease is mainly due to lower net income.

Net cash used in investing activities was $46.7 million in the first quarter of 2017 comprising $6.0 million related to investment in vessels, $63.9 million related to investment in vessels under construction offset by $23.3 million related to the sale of DHT Chris. Net cash used in investing activities in the first quarter of 2016 was $115.3 million mainly related to investment in vessels under construction.

Net cash used in financing activities for the first quarter of 2017 was $31.8 million comprising $7.6 million related to cash dividend paid and $23.6 million related to repayment of long term debt. Net cash provided by financing activities for the first quarter of 2016 was $32.9 million comprising $19.7 related cash dividend paid, $2.0 million related to purchase of DHT common stock, $3.0 million related to the repurchase of its convertible senior notes, $53.8 million in repayment of long term debt offset by $45.7 million related to the draw down of bank debt for one newbuilding.

As of March 31, 2017, our cash balance was $72.2 million, compared to $109.3 million as of December 31, 2016.

We declared a cash dividend of $0.08 per common share for the first quarter of 2017 payable on May 31, 2017 for shareholders of record as of May 22, 2017.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the first quarter of 2017, we remain in compliance with our financial covenants.

As of March 31, 2017, we had 94,622,903 shares of our common stock outstanding compared to 93,366,061 as of March 31, 2016.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	2016	2015
Reconciliation of Adjusted Net Revenue

Shipping revenues	92,100	84,891	64,826	98,738	107,555	356,010	365,114
Voyage expenses	(21,387)	(17,928)	(14,532)	(15,583)	(17,306)	(65,349)	(68,864)
Adjusted Net Revenue	70,712	66,962	50,294	83,156	90,249	290,661	296,250

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	14,346	17,830	(75,697)	35,597	31,531	9,260	105,302
Income tax expense	40	48	46	-	1	95	128
Other financial income/(expenses)	(318)	(43)	(54)	60	76	40	487
Fair value gain/(loss) on derivative financial instruments	(719)	(1,219)	(1,394)	(681)	58	(3,235)	(3,603)
Interest expense	8,956	9,169	8,483	8,319	9,098	35,070	33,637
Interest income	(35)	(18)	(14)	(14)	(20)	(66)	(141)
Share of profit from associated companies	(187)	(169)	(174)	(186)	(121)	(649)	(467)
Profit /( loss), sale of vessel	55	-	-	(138)	-	(138)	807
Impairment charge	7,487	-	76,600	-	8,100	84,700	-
Depreciation and amortization	20,933	21,067	21,723	20,782	20,767	84,340	78,698
Adjusted EBITDA	50,559	46,665	29,520	63,740	69,491	209,415	214,848

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

The company will host a conference call and webcast which will include a slide presentation at 10:00 a.m. EDT/16:00 CET on Tuesday May 9, 2017 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1158 within the United States, 23162729 within Norway and +44 20 3450 9987 for international callers. The passcode is “DHT” or “2928368”.

The webcast which will include a slide presentation will be available on the following link:
http://edge.media-server.com/m/p/jfoocqae and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 15, 2017.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 2928368# as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2017.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$72,182	109,295
Accounts receivable and accrued revenues	8	30,350	34,461
Prepaid expenses		4,878	3,627
Bunkers, lube oils and consumables		15,750	7,906
Asset held for sale	5	43,134	23,216
Total current assets		$166,293	178,505

Non-current assets
Vessels and time charter contracts	5	$1,205,730	1,177,521
Advances for vessels under construction	5	16,561	43,638
Other property, plant and equipment		690	661
Investment in associated company		3,664	3,412
Total non-current assets		$1,226,645	1,225,232

TOTAL ASSETS		$1,392,939	1,403,737

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$21,752	12,378
Derivative financial liabilities		1,646	2,257
Current portion long term debt	4	55,530	57,521
Deferred shipping revenues		1,044	2,154
Total current liabilities		$79,972	74,310

Non-current liabilities
Long term debt	4	619,049	643,974
Derivative financial liabilities		334	442
Other non-current liabilities		$217	-
Total non-current liabilities		$619,600	644,416

TOTAL LIABILITIES		$699,571	718,726

Stockholders' equity
Stock	6, 7	$946	934
Additional paid-in capital	6, 7	887,509	881,097
Accumulated deficit		(198,419)	(205,195)
Translation differences		(43)	(108)
Other reserves		3,373	8,283
Total stockholders equity		$693,367	685,011

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,392,939	1,403,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		1Q 2017	1Q 2016
	Note	Jan.1 - Mar. 31 2017	Jan.1 - Mar. 31 2016
Shipping revenues		$92,100	107,555

Operating expenses
Voyage expenses		(21,387)	(17,306)
Vessel operating expenses		(13,873)	(14,288)
Depreciation and amortization	5	(20,933)	(20,767)
Impairment charge	5	(7,487)	(8,100)
Profit /( loss), sale of vessel	5	(55)	-
General and administrative expense		(6,280)	(6,470)
Total operating expenses		$(70,016)	(66,931)

Operating income/(loss)		$22,084	40,624

Share of profit from associated companies		187	121
Interest income		35	20
Interest expense		(8,956)	(9,098)
Fair value gain/(loss) on derivative financial instruments		719	(58)
Other financial income/(expenses)		318	(76)
Profit/(loss) before tax		$14,386	31,532

Income tax expense		(40)	(1)
Net income/(loss) after tax		$14,346	31,531
Attributable to the owners of parent		$14,346	31,531

Basic net income/(loss) per share		0.15	0.34
Diluted net income/(loss) per share		0.15	0.30

Weighted average number of shares (basic)		94,134,052	93,425,018
Weighted average number of shares (diluted)		112,617,393	113,641,953

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit/(loss) for the period		$14,346	31,531

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		-	-
Total		$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		65	5
Total		$65	5

Other comprehensive income		$65	5

Total comprehensive income for the period		$14,411	31,536

Attributable to the owners of parent		$14,411	31,536

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2017	Q1 2016
	Note	Jan. 1 - Mar. 31, 2017	Jan.1 - Mar. 31, 2016
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		14,346	31,531
Items included in net income not affecting cash flows:
Depreciation	5	20,933	20,767
Impairment charge	5	7,487	8,100
Amortization of debt issuance costs		1,879	2,629
(Profit) / loss, sale of vessel	5	55	-
Fair value (gain) / loss on derivative financial instruments		(719)	58
Compensation related to options and restricted stock		2,275	3,335
(Gain) / loss purchase convertible bond		(253)	-
Share of profit in associated companies		(187)	(121)
Unrealized currency translation lossess / (gains)		-	(208)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	1,992	(1,840)
Prepaid expenses		(1,251)	(2,652)
Accounts payable and accrued expenses		3,784	(6,642)
Deferred shipping revenues		(1,109)	1,503
Bunkers, lube oils and consumables		(7,844)	2,483
Net cash provided by operating activities		41,389	58,944

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(6,046)	-
Investment in vessels under construction	5	(63,871)	(115,325)
Sale of vessels		23,339	-
Investment in property, plant and equipment		(87)	(10)
Net cash used in investing activities		(46,666)	(115,334)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(7,570)	(19,682)
Issuance of long term debt	4	(624)	45,676
Purchase of treasury shares	7	-	(2,031)
Purchase of convertible bonds	6	-	(3,036)
Repayment of long-term debt	4	(23,644)	(53,778)
Net cash used in financing activities		(31,837)	(32,851)

Net increase/(decrease) in cash and cash equivalents		(37,114)	(89,242)
Cash and cash equivalents at beginning of period		109,295	166,775
Cash and cash equivalents at end of period		72,182	77,533

Specification of items included in operating activities:
Interest paid		8,017	7,972
Interest received		35	20

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

			Paid-in
			Additional	Treasury	Retained	Translation	Other	Total
	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016	92,909,936	$929	878,236	-	(147,945)	(232)	6,904	737,893
Net income/(loss) after tax					31,531			31,531
Other comprehensive income					(95)	101		5
Total comprehensive income					31,435	101		31,536
Cash dividends declared and paid					(19,682)			(19,682)
Purchase of treasury shares	(359,831)			(2,031)				(2,031)
Purchase of convertible bonds			(445)					(445)
Compensation related to options and restricted stock	815,956	8	5,858				(2,531)	3,335
Balance at March 31, 2016	93,366,061	$937	883,649	(2,031)	(136,192)	(131)	4,373	750,606

			Paid-in
			Additional	Treasury	Retained	Translation	Other	Total
	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2017	93,433,804	$934	881,097	-	(205,195)	(108)	8,283	685,011
Net income/(loss) after tax					14,346			14,346
Other comprehensive income						65		65
Total comprehensive income					14,346	65		14,411
Cash dividends declared and paid					(7,570)			(7,570)
Purchase of convertible bonds			(760)					(760)
Compensation related to options and restricted stock	1,189,099	12	7,173				(4,910)	2,275
Balance at March 31, 2017	94,622,903	$946	887,509	-	(198,419)	(43)	3,373	693,367

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2017

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on May 4, 2017 and authorized for issue on May 8, 2017.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2016. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2016 audited consolidated financial statements.

Non-current assets held for sale
Non-current assets are classified separately as held for sale in the statement of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure
New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2017 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendments to IFRS 10, IFRS 12 and IAS 28 Investments Entities	Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Annual Improvements to IFRSs 2012-2014 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of March 31, 2017, the Company had 21 vessels in operation; 9 vessels were on fixed rate time charters and 12 vessels operating in the spot market.

For the period from January 1, 2017 to March 31, 2017 five customers represented $13.8 million, $10.5 million, $10.0 million, $7.7 million and $6.1 million, respectively, of the Company’s revenues.

For the period from January 1, 2016 to March 31, 2016 five customers represented $23.3 million, $12.2 million, $9.1 million, $8.9 million and $7.1 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of March 31, 2017, DHT had interest bearing debt totaling $674.6 (including the $118 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor
	Q2	Q3-Q4						Margin
	2017	2017	2018	2019	2020	Thereafter	Total	above Libor
ABN Amro/Nordea/DVB - 3 vessels*	2.0	3.9	7.9	7.9	7.9	98.9	128.4	2.60%
Nordea/DNB/DVB - 8 vessels	5.8	11.6	23.1	213.5		-	254.0	2.50%
Credit Agricole - DHT Scandinavia	1.0	1.9	3.9	3.9	3.9	11.7	26.3	2.19%
Credit Agricole - DHT Tiger	0.7	1.4	2.7	2.7	2.7	37.8	48.0	2.19%
Danish Ship Finance - DHT Jaguar	1.3	1.3	2.6	2.6	39.0	-	46.8	2.25%
Nordea/DNB - DHT Leopard	0.6	1.3	2.5	2.5	2.5	37.5	46.9	2.25%
Nordea/DNB - 4 vessels	13.8	0.9	1.7	8.3		-	24.6	2.75%
Convertible Note				118.0		-	118.0
Total	25.1	22.2	44.5	359.3	56.0	185.9	693.0
Unamortized upfront fees bank loans							(6.9)
Difference amortized cost/notional amount convertible note							(11.5)
Total interest bearing debt							674.6

*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020,  required to pay quarterly installments equal to free cash flow (after adjusting for capital expenditures for the next two quarters) during the preceding quarter, capped at $0.3 million per borrower per quarter.

ABN Amro/Nordea/DVB – three newbuildings
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $94.6 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $100 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – eight vessels
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.8 million with a final payment of $190.4 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – 4 vessels
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.1 million in August 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.  During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par.

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of March 31, 2017, DHT has five interest rate swaps totaling $124.5 million with maturity ranging from the second quarter of 2017 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of March 31, 2017, the fair value of the derivative financial liability related to the swaps amounted to $2.0 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. We have performed an impairment test using the “value in use” method as of March 31, 2017. In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 8.06%. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the first quarter of 2017. However, with regards to the DHT Phoenix and DHT Ann which we have agreed to sell, we have recorded an impairment charge of $7.5 million in the first quarter of 2017.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2017	$1,568,729	At January 1, 2017	$391,209
Additions	6,742	Depreciation and amortization	20,875
Transferred from vessels under construction	92,964	Transferred to asset held for sale	(69,305)
Transferred to asset held for sale	(119,926)	Retirement	(4,965)
Retirement **	(4,965)	At March 31, 2017	$337,815
At March 31, 2017	$1,543,545

Carrying Amount
At January 1, 2017	$1,177,521
At March 31, 2017	$1,205,730

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT China and DHT Europe.

Vessels held for sale
In February 2017, we agreed to the sale of DHT Phoenix for a price $19.1 million.  The vessel is expected to be delivered to the buyers in the second quarter of 2017 and is expected to retire from the trading fleet.  The vessel is debt free and we will record a book loss of about $3.5 million in the first quarter 2017 in connection with the sale.

In March 2017, we agreed to the sale of DHT Ann, a 2001 built VLCC, for a price $24.8 million.  The vessel was delivered to the buyers in May 2017 and is expected to retire from the trading fleet.  About $13.3 million of bank, which has been recorded as current portion of long term debt will be repaid in connection with the sale. The company recorded a book loss of about $4.0 million in the first quarter 2017 related to the sale.

Vessels under construction
We have entered into agreements with HHI for the construction of two VLCCs with a contract price of $82.4 million each (including scrubbers). As of March 31, 2017 we have paid pre-delivery installments totaling $16.5 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2017	$43,638
Additions	65,887
Transferred to vessels	(92,964)
At March 31, 2017	$16,561

Carrying Amount
At January 1, 2017	$43,638
At March 31, 2017	$16,561

The following table is a timeline of future expected payments and dates relating to vessels under construction as of March 31, 2017:

Vessels under construction (USDm)	March 31, 2017	January 1, 2017
Not later than one year	32.9	48.7
Later than one year and not later than three years	115.3	0.0
Later than three years and not later than five years	0.0	0.0
Total	148.2	48.7

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.5097 effective February 10, 2017. Based on the adjusted conversion price and after adjusting for the repurchase of $32.0 million of the convertible senior notes in the open market at an average price of 93.0% of par, the total number of shares to be issued would be 18,126,795.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common Stock	Preferred Stock
Issued at March 31, 2017	94,622,903	-
Shares to be issued assuming conversion of convertible notes*	22,659,777
Numbers of shares authorized for issue at March 31, 2017	150,000,000	1,000,000
Par value	$0.01	$0.01
   *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first fiscal quarter, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of March 31, 2017, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding or had been issued.  Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Dividend payment

Dividend payment as of March 31, 2017:

Payment date	Total Payment	Per common share
February 22, 2017	$7.6 million	$0.08
Total payment as per March 31, 2017	$7.6 million	$0.08

Dividend payment as of December 31, 2016:

Payment date	Total Payment	Per common share
November 23, 2016	$1.9 million	$0.02
August 31, 2016	$21.5 million	$0.23
May 25, 2016	$23.3 million	$0.25
February 24, 2016	$19.7 million	$0.21
Total payment as per December 31, 2016	$66.4 million	$0.71

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $30.4 million as of March 31, 2017 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2016 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On May 4, 2017 the Board approved a dividend of $0.08 per common share related to the first quarter 2017 to be paid on May 31, 2017 for shareholders of record as of May 22, 2017.

In March DHT entered into an agreement with BW Group Limited (“BW”) for the acquisition of BW’s  VLCC fleet.  The fleet consists of 11 VLCCs, including two newbuildings due for delivery in 2018.  BW's VLCC fleet has a value of approximately $538 million at prevailing broker valuations.  DHT is financing the acquisition by issuing approximately $256 million of DHT stock to BW at $5.37 per share.  DHT will also pay BW Group $177.4 million in cash and assume approximately $104.2 million in remaining obligations with respect to the two newbuildings.  The cash requirements associated with the purchase will be financed with bank debt.  Following delivery of all vessels and novation of newbuilding contracts, BW will own approximately 33.5% of the company.  DHT has to date taken delivery of 7 of the vessels and novated the two newbuilding contracts. A total of about 31.2 million shares of common stock have been issued to BW to date.  DHT expects the remaining 2 vessels to be delivered during the second quarter.  As a result of the acquisition, DHT will have a fleet with an average age of 6.9 years, consisting of 30 VLCCs (including four newbuildings for delivery in 2018), and two Aframaxes.

The Board of Directors of DHT expanded the size of the board by one director and appointed BW’s designee, Mr. Carsten Mortensen, CEO of BW Group.

In April 2017, the Company entered into a six year term loan and revolving credit facility agreement totaling $300.0 million with ABN Amro, DNB and Nordea for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204.0 million is expected to be drawn in connection with the delivery of the nine vessels in the water and the remaining $96.0 million in connection with the delivery of the two newbuildings in the second quarter of 2018.  Borrowings bear interest at a rate equal to Libor + 2.40% and are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.

In February 2017, we obtained a financing commitment totaling $82.5 million to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured term credit facility with DNB and Nordea. The credit facility is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term and borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points.  Borrowings are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.